SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
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                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                               PHARMOS CORPORATION
             (Exact name of registrant as specified in its charter)

         Nevada                                          36-3207413
(State of Incorporation                     (IRS Employer Identification Number)
     or Organization)

              Nevada                     0-11550               36-3207413
         (State or other              (Commission             (IRS Employer
  jurisdiction of incorporation)      File Number)        Identification Number)

If this Form relates to the registration of a class     If this Form relates to the registration of a
of securities and is effective upon filing pursuant     class of securities and is to become effective
to General Instruction A(c)(1) please check the         simultaneously with the effectiveness of a current
following box. |X|                                      registration statement under the Securities Act of
                                                        1933 pursuant to General Instruction A(c)(2)
                                                        please check the following box. |_|

Securities to be registered pursuant to Section 12(b) of the Act:

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                                                         Name of Each Exchange on Which Each Class is to be
       Title of Each Class to be so Registered                               Registered
=====================================================    ===================================================
                        None                                                    None

Securities to be registered pursuant to Section 12(g) of the Act:

             Series D Participating Preferred Stock Purchase Rights
                                (Title of Class)
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Item 1. Description of Securities to be Registered.

On October 23, 2002, the Board of Directors ("Board") of Pharmos Corporation, a Nevada corporation (the "Company"), declared a dividend of one preferred share purchase right (a "Right") for each outstanding share of common stock, par value $0.03 per share, as described in the Rights Agreement (the "Rights Agreement"), dated as of October 23, 2002, by and between the Company and American Stock Transfer & Trust Co., as Rights Agent. The dividend is payable on November 6, 2002 to the stockholders of record on November 6, 2002. The Board authorized the issuance of a Right with respect to each outstanding share of common stock on November 6, 2002. The Rights will initially trade with, and will be inseparable from, the common stock. The Rights are evidenced only by certificates that represent shares of common stock. New Rights will accompany any new shares of common stock the Company issues after November 6, 2002 until the Distribution Date (as defined below), and in certain circumstances, new shares of common stock the Company issues after the Distribution Date. New common stock certificates the Company issues after November 6, 2002 as a result of transfers of stock by existing stockholders or of new issuances by us will contain a notation referring to the Rights and the Rights Agreement.

Each Right will allow its holder to purchase from the Company one one-thousandth of a share of Series D Participating Preferred Stock ("Preferred Stock") for $15.00, once the Rights become exercisable. This portion of a share of Preferred Stock will give the stockholder approximately the same dividend, voting, and liquidation rights as would one share of common stock. Prior to exercise, the Right does not give its holder any dividend, voting, or liquidation rights as a stockholder of the Company.

The Rights will not be exercisable until the earlier of either (a) 10 days after the public announcement that a person or group has become an "Acquiring Person" by obtaining beneficial ownership of 15% or more of the Company's outstanding common stock, or (b) 10 business days (or a later date determined by the Board before any person or group becomes an Acquiring Person) after a person or group begins a tender or exchange offer which, if completed, would result in that person or group becoming an Acquiring Person. The "Distribution Date" is deemed to be that date when the Rights become exercisable. Until the Distribution Date, the common stock certificates will also evidence the Rights, and any transfer of shares of common stock will constitute a transfer of Rights. After that date, the Rights will separate from the common stock and be evidenced by book-entry credits or by Rights certificates that the Company will mail to all eligible holders of common stock. Any Rights held by an Acquiring Person are void and may not be exercised. The Board may reduce the threshold at which a person or group becomes an Acquiring Person from 15% to not less than 10% of the outstanding common stock. If a person or group becomes an Acquiring Person, all holders of each Right except the Acquiring Person may, for a period of 60 days, for $15.00, purchase shares of the Company's common stock with a market value of $30.00, based on the market price of the common stock prior to such acquisition. If the Company is later acquired in a merger or similar transaction after the Rights Distribution Date, all holders of each Right except the Acquiring Person may, for $15.00, purchase shares of the acquiring corporation with a market value of $30.00 based on the market price of the acquiring corporation's stock, prior to such merger.


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

Each one one-thousandth of a share Preferred Stock, if issued, (a) will not be redeemable, (b) will be junior to any other series of preferred stock the Company may issue, (c) will entitle holders to quarterly dividend payments of $0.01, or an amount equal to the dividend paid on one share of common stock, whichever is greater, so that one full share of Preferred Stock would entitle the holder to receive a quarterly dividend payment of the greater of $10.00 per share or 1,000 times the dividend paid on one share of common stock, (d) will entitle holders upon liquidation either to receive $1.00, or an amount equal to the payment made on one share of common stock, whichever is greater, so that one full share of Preferred Stock would entitle to holder to receive upon liquidation the greater of $1,000 per share or 1,000 times the payment made on one share of common stock, (e) will have the same voting power as one share of common stock, so that one full share of Preferred Stock would have 1,000 times the votes of one share of common stock; and (f) will entitle holders to a per share payment equal to the payment made on one share of common stock, so that one full share of Preferred Stock would be entitled to receive a payment 1,000 times greater than the per share payment to a share of common stock, provided, that, shares of the Company's common stock are exchanged via merger, consolidation, or a similar transaction.

The Rights will expire on October 22, 2012 or on an earlier date if the Company redeems or exchanges the Rights, as discussed below. The Rights will also expire on an earlier date if the Company enters into a merger transaction approved by a majority of the Company's disinterested directors and the form of consideration received by any remaining stockholders is the same as that received in the transaction approved by the Board.

The Board may redeem the Rights for $0.0005 per Right at any time before any person or group becomes an Acquiring Person. If the Board redeems any Rights, it must redeem all of the Rights. Once the Rights are redeemed, the only right of the holders of Rights will be to receive the redemption price of $0.0005 per Right, in cash, common stock or other securities, as determined by the Board. The redemption price will be adjusted if the Company has a stock split or stock dividends of the Company's common stock. The Board may also redeem all outstanding Rights for the same redemption price after a person or group has become an Acquiring Person. For certain holders of Rights, the Company's ability to redeem Rights of such holders can only occur if the Company enters into a merger transaction with a party other than the original Acquiring Person, of if the original Acquiring Person no longer is a beneficial owner of 15% of the Company's outstanding common stock and there are no other such Acquiring Persons at the time. After a person or group becomes an Acquiring Person, but before an Acquiring Person owns 50% or more of the Company's outstanding common stock, the Board may extinguish the Rights by exchanging one share of common stock or an equivalent security for each Right, other than Rights held by the Acquiring Person.

The Board may adjust the purchase price of the Preferred Stock, the number of shares of Preferred Stock issuable and the number of outstanding Rights to prevent dilution that may occur from a stock dividend, a stock split, a reclassification of the Preferred Stock or common stock, or otherwise. No adjustments to the Exercise Price of less than 1% will be made.

The terms of the Rights Agreement may be amended by the Board without the consent of the holders of the Rights. However, the Board may not amend the Rights Agreement to lower the threshold at which a person or group becomes an Acquiring Person to below 10% of the Company's outstanding common stock. In addition, the Board may not cause a person or group to become an Acquiring Person by lowering this threshold below the percentage interest that such person or group already owns. After a person or group becomes an Acquiring Person, the Board may not amend the agreement in a way that adversely affects holders of the Rights.


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

A copy of the Rights Agreement has been filed with the Securities and Exchange Commission as an Exhibit to this Registration Statement (which, in turn, references Exhibit 99.2 to the Company's Form 8-K filed October 24, 2002). A copy of the Rights Agreement is available free of charge from the Company. THIS SUMMARY DESCRIPTION OF THE RIGHTS DOES NOT PURPORT TO BE COMPLETE AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE RIGHTS AGREEMENT, WHICH IS INCORPORATED HEREIN BY REFERENCE.

Item 2. Exhibits.

4.1 Rights Agreement, dated as of October 23, 2002, between Pharmos Corporation and American Stock Transfer & Trust Company (Annexed as
      Exhibit 99.2 to Form 8-K filed October 24, 2002).


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                                   SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Dated:  October 24, 2002

PHARMOS CORPORATION


By /s/  ROBERT W. COOK
  ---------------------------
         Robert W. Cook
  Executive Vice President
 and Chief Financial Officer


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